                                                Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-89991
                                 167,750 SHARES

                                 VERISIGN, INC.

                                  COMMON STOCK

                               ----------------

   All of the 167,750 shares of common stock of VeriSign, Inc. are being sold by stockholders of VeriSign. VeriSign will not receive any proceeds from the sale of shares offered by the selling stockholders. See "Selling Stockholders" and "Plan of Distribution."

   The common stock is listed on the Nasdaq National Market under the symbol "VRSN." The shares of common stock offered will be sold as described under "Plan of Distribution."

   On November 18, 1999, the closing price per share of the common stock on the Nasdaq National Market was $173.00

                               ----------------

            The common stock offered involves a high degree of risk.
                         See "RISK FACTORS" on page 4.

                               ----------------

               The date of this Prospectus is November 19, 1999.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
VeriSign, Inc. ............................................................   3
Risk Factors...............................................................   4
Use of Proceeds............................................................  12
Selling Stockholders.......................................................  13
Plan of Distribution.......................................................  15
Legal Matters..............................................................  17
Experts....................................................................  17
Documents Incorporated By Reference In This Prospectus.....................  18
Where You Can Find More Information........................................  19

                                 VERISIGN, INC.

   VeriSign is the leading provider of Internet trust services and digital certificate solutions needed by websites, enterprises and individuals to conduct trusted and secure electronic commerce and communications over IP networks. We have established strategic relationships with industry leaders, including AT&T, British Telecommunications, or BT, Cisco, Microsoft, Netscape, Network Associates, RSA, Security Dynamics and VISA, to enable widespread utilization of our digital certificate services and to assure their interoperability with a wide variety of applications and network equipment. We have used our secure online infrastructure to issue over 180,000 of our website digital certificates and over 3.9 million of our digital certificates for individuals. Our Website Digital Certificate services are used by all of the Fortune 500 companies with a Web presence. We also offer the VeriSign OnSite service, which allows an organization to leverage our trusted service infrastructure to develop and deploy customized digital certificate services for use by its employees, customers and business partners. Over 600 enterprises have subscribed to the OnSite service since its introduction in November 1997, including Bank of America, Hewlett-Packard, the Internal Revenue Service, Kodak, Sumitomo Bank, Texas Instruments and USWest. We market our Internet trust services worldwide through multiple distribution channels, including the Internet, direct sales, telesales, value-added resellers, or VARs, systems integrators and our affiliates, and intend to expand these distribution channels.

   VeriSign was incorporated in Delaware in April 1995. Our executive offices are located at 1350 Charleston Road, Mountain View, California 94043-1331. Our telephone number at this location is (650) 961-7500. Our website is located at http://www.verisign.com. Information contained in our website is not part of this prospectus.

                                  RISK FACTORS

   You should carefully consider the risks and uncertainties described below before making an investment decision. These risks and uncertainties are not the only ones facing VeriSign. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair our business operations.

   If any of the following risks actually occur, our business, financial condition or operating results could be harmed. In that case, the trading price of our common stock could decline and you may lose all or part of your investment.

   This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors including the risks faced by us described below and elsewhere in this prospectus.

We have a limited operating history.

   VeriSign was incorporated in April 1995, and we began introducing our Internet trust services in June 1995. Accordingly, we have only a limited operating history on which to base an evaluation of our business and prospects. Our prospects must be considered in light of the risks and uncertainties encountered by companies in the early stages of development. These risks and uncertainties are often worse for companies in new and rapidly evolving markets. Our success will depend on many factors, including, but not limited to, the following:

  . the rate and timing of the growth and use of IP networks for electronic commerce and communications;

  . the extent to which digital certificates are used for electronic commerce and communications;

  . the continued evolution of electronic commerce as a viable means of conducting business;

  . the demand for our Internet trust services;

  . competition levels;

  . the perceived security of electronic commerce and communications over IP networks;

  . the perceived security of our services, technology, infrastructure and practices; and

  . our continued ability to maintain our current, and enter into additional, strategic relationships.

   To address these risks we must, among other things:

  . successfully market our Internet trust services and our digital certificates to new and existing customers;

  . attract, integrate, train, retain and motivate qualified personnel;

  . respond to competitive developments;

  . successfully introduce new Internet trust services; and

  . successfully introduce enhancements to our existing Internet trust services to address new technologies and standards.

   We cannot be certain that we will successfully address any of these risks.

Our business depends on the adoption of IP networks.

   To date, many businesses and consumers have been deterred from utilizing IP networks for a number of reasons, including, but not limited to:

  . potentially inadequate development of network infrastructure;

  . security concerns including the potential for merchant or user impersonation and fraud or theft of stored data and information communicated over IP networks;

  . inconsistent quality of service;

  . lack of availability of cost-effective, high-speed service;

  . limited numbers of local access points for corporate users;

  . inability to integrate business applications on IP networks;

  . the need to operate with multiple and frequently incompatible products;
    and

  . a lack of tools to simplify access to and use of IP networks.

   The adoption of IP networks will require a broad acceptance of new methods of conducting business and exchanging information. Companies and government agencies that already have invested substantial resources in other methods of conducting business may be reluctant to adopt new methods. Also, individuals with established patterns of purchasing goods and services and effecting payments may be reluctant to change.

Our market is new and evolving.

   We target our Internet trust services at the market for trusted and secure electronic commerce and communications over IP networks. This is a new and rapidly evolving market that may not continue to grow. Accordingly, the demand for our Internet trust services is very uncertain. Even if the market for electronic commerce and communications over IP networks grows, our Internet trust services may not be widely accepted. The factors that may affect the level of market acceptance of digital certificates and, consequently, our Internet trust services, include the following:

  . market acceptance of products and services based upon authentication technologies other than those we use;

  . public perception of the security of digital certificates and IP networks;

  . the ability of the Internet infrastructure to accommodate increased levels of usage; and

  . government regulations affecting electronic commerce and communications over IP networks.

   Even if digital certificates achieve market acceptance, our Internet trust services may fail to address the market's requirements adequately. If digital certificates do not achieve market acceptance in a timely manner and sustain acceptance, or if our Internet trust services in particular do not achieve or sustain market acceptance, our business would be harmed.

Our quarterly operating results may fluctuate and our future revenues and profitability are uncertain.

   Our quarterly operating results have varied and may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. These factors include the following:

  . continued market acceptance of our Internet trust services;

  . the long sales and implementation cycles for, and potentially large order sizes of, certain of our Internet trust services;

  . the timing and execution of individual contracts;

  . customer renewal rates for our Internet trust services;

  . the timing of releases of new versions of Internet browsers or other third-party software products and networking equipment which include our digital certificate service interface technology;

  . the mix of our services sold during a quarter;

  . our success in marketing other Internet trust services to our existing customers and to new customers;

  . continued development of our direct and indirect distribution channels, both in the U.S. and abroad;

  . market acceptance of our Internet trust services or our competitors' products and services;

  . our ability to attract, integrate, train, retain and motivate a substantial number of sales and marketing, research and development and technical support personnel;

  . our ability to expand our operations;

  . our success in assimilating the operations and personnel of any acquired businesses;

  . the amount and timing of expenditures related to expansion of our operations;

  . the impact of price changes in our Internet trust services or our competitors' products and services; and

  . general economic conditions and economic conditions specific to IP network industries.

   Our limited operating history and the emerging nature of our market make it difficult to predict future revenues. Our expenses are based, in part, on our expectations regarding future revenues, and are largely fixed in nature, particularly in the short term. We may be unable to predict our future revenues accurately or to adjust spending in a timely manner to compensate for any unexpected revenue shortfall.

   Accordingly, any significant shortfall of revenues in relation to our expectations could cause significant declines in our quarterly operating results.

   Due to all of the foregoing factors, our quarterly revenues and operating results are difficult to forecast. Therefore, we believe that period-to-period comparisons of our operating results will not necessarily be meaningful, and you should not rely upon them as an indication of our future performance. Also, it is likely that our operating results will fall below our expectations and the expectations of securities analysts or investors in some future quarter. If this happens, the market price of our common stock could decline.

System interruptions and security breaches could harm our business.

   We depend on the uninterrupted operation of our secure data centers and our other computer and communications systems. We must protect these systems from loss, damage or interruption caused by fire, earthquake, power loss, telecommunications failure or other events beyond our control. Most of our systems are located at, and most of our customer information is stored in, our facilities in Mountain View, California and Kawasaki, Japan, areas susceptible to earthquakes. Any damage or failure that causes interruptions in our secure data centers and our other computer and communications systems could harm our business. In addition, our ability to issue digital certificates depends on the efficient operation of the Internet connections from customers to our secure data centers. These connections depend upon efficient operation of web browsers, Internet service providers and Internet backbone service providers, all of which have had periodic operational problems or experienced outages in the past. Any of these problems or outages could decrease customer satisfaction.

   Our success also depends upon the scalability of our systems. Our systems have not been tested at the volumes that may be required in the future. Thus, it is possible that a substantial increase in demand for our Internet trust services could cause interruptions in our systems. Any interruptions could harm our ability to deliver our Internet trust services and therefore could harm our business.

   Although we periodically perform, and retain accredited third parties to perform, audits of our operational practices and procedures, we may not be able to remain in compliance with our internal standards or those set by third-party auditors. If we fail to maintain these standards, we may have to expend significant time and money to return to compliance and our business could suffer.

   We retain certain confidential customer information in our secure data centers. It is critical to our business strategy that our facilities and infrastructure remain secure and are perceived by the marketplace to be secure.

Despite our security measures, our infrastructure may be vulnerable to physical break-ins, computer viruses, attacks by hackers or similar disruptive problems. It is possible that we may have to expend additional financial and other resources to address these problems. Any physical or electronic break-ins or other security breaches or compromises of the information stored at our secure data centers may jeopardize the security of information stored on our premises or in the computer systems and networks of our customers. In this event, we could face significant liability and customers could be reluctant to use our Internet trust services. This type of occurrence could also result in adverse publicity and therefore harm the market's perception of the security of electronic commerce and communications over IP networks as well as of the security or reliability of our services.

We face significant competition.

   We anticipate that the market for services that enable trusted and secure electronic commerce and communications over IP networks will remain intensely competitive. We compete with larger and smaller companies that provide products and services that are similar to certain aspects of our Internet trust services. We expect that competition will increase in the near term, and that our primary long-term competitors may not yet have entered the market. Increased competition could result in pricing pressures, reduced margins or the failure of our Internet trust services to achieve or maintain market acceptance, any of which could harm our business. Several of our current and potential competitors have longer operating histories and significantly greater financial, technical, marketing and other resources. As a result, we may not be able to compete effectively.

We may experience future losses.

   We have experienced substantial net losses in the past. As of June 30, 1999, we had an accumulated deficit of $53.5 million. VeriSign's limited operating history, the emerging nature of its market and the factors described under "-- Our business depends on the adoption of IP networks" and "--Our quarterly operating results may fluctuate and our future revenues and profitability are uncertain," among other factors, make prediction of our future operating results difficult. As a result, we may incur additional losses in the future. Although our revenues have grown in recent periods, we may be unable to sustain this growth. Therefore, you should not consider our historical growth indicative of future revenue levels or operating results.

Technological changes will affect our business.

   The emerging nature of the Internet and digital certificate markets and their rapid evolution requires us to continually improve the performance, features and reliability of our Internet trust services, particularly in response to competitive offerings. We must also introduce any new Internet trust services as quickly as possible. The success of new Internet trust services depends on several factors, including proper new service definition and timely completion, introduction and market acceptance of our new Internet trust services. We may not succeed in developing and marketing new Internet trust services that respond to competitive and technological developments and changing customer needs. This could harm our business.

We must manage our growth and expansion.

   Our historical growth has placed, and any further growth is likely to continue to place, a significant strain on our resources. VeriSign has grown from 26 employees at December 31, 1995 to 364 employees at June 30, 1999. We have also opened additional sales offices and have significantly expanded our operations, both in the U.S. and abroad, during this time period. We also expanded our operations by acquiring SecureIT during 1998. To be successful, we will need to implement additional management information systems, develop further our operating, administrative, financial and accounting systems and controls and maintain close coordination among our executive, engineering, accounting, finance, marketing, sales and operations organizations. Any failure to manage growth effectively could harm our business.

We depend on key personnel.

   We depend on the performance of our senior management team and other key employees. Our success will also depend on our ability to attract, integrate, train, retain and motivate these individuals and additional highly skilled technical and sales and marketing personnel, both in the U.S. and abroad. There is intense competition for these personnel. In addition, our stringent hiring practices for some of our key personnel, which consist of background checks into prospective employees' criminal and financial histories, further limit the number of qualified persons for these positions. VeriSign has no employment agreements with any of its key executives that prevent them from leaving VeriSign at any time. In addition, we do not maintain key person life insurance for any of our officers or key employees other than our President and Chief Executive Officer. The loss of the services of any of our senior management team or other key employees or our failure to attract, integrate, train, retain and motivate additional key employees could harm our business.

We must establish and maintain strategic relationships.

   One of our significant business strategies has been to enter into strategic or other similar collaborative relationships in order to reach a larger customer base than we could reach through our direct sales and marketing efforts. We may need to enter into additional relationships to execute our business plan. We may not be able to enter into additional, or maintain our existing, strategic relationships on commercially reasonable terms. If we failed to do so, we would have to devote substantially more resources to the distribution, sale and marketing of our Internet trust services than we would otherwise need to do. Furthermore, as a result of our emphasis on these relationships, our success in them will depend both on the ultimate success of the other parties to these relationships, particularly in the use and promotion of IP networks for trusted and secure electronic commerce and communications, and on the ability of certain of these parties to market our Internet trust services successfully. Failure of one or more of our strategic relationships to result in the development and maintenance of a market for our Internet trust services could harm our business.

   Our existing strategic relationships do not, and any future strategic relationships may not, afford VeriSign any exclusive marketing or distribution rights. In addition, the other parties may not view their relationships with us as significant for their own businesses. Therefore, they could reduce their commitment to VeriSign at any time in the future. These parties could also pursue alternative technologies or develop alternative products and services either on their own or in collaboration with others, including our competitors. If we are unable to maintain our strategic relationships or to enter into additional strategic relationships, our business could suffer.

Certain of our Internet trust services have lengthy sales and implementation cycles.

   We market many of our Internet trust services directly to large companies and government agencies. The sale and implementation of our services to these entities typically involves a lengthy education process and a significant technical evaluation and commitment of capital and other resources. This process is also subject to the risk of delays associated with customers' internal budgeting and other procedures for approving large capital expenditures, deploying new technologies within their networks and testing and accepting new technologies that affect key operations. As a result, the sales and implementation cycles associated with certain of our Internet trust services can be lengthy. Our quarterly and annual operating results could be harmed if orders forecasted for a specific customer for a particular quarter are not realized.

Our Internet trust services could have unknown defects.

   Services as complex as those we offer or develop frequently contain undetected defects or errors. Despite testing, defects or errors may occur in existing or new Internet trust services, which could result in loss of or delay in revenues, loss of market share, failure to achieve market acceptance, diversion of development resources, injury to our reputation, tort or warranty claims, increased insurance costs or increased service and warranty costs, any of which could harm our business. Furthermore, we often provide implementation, customization, consulting and other technical services in connection with the implementation and ongoing maintenance of our Internet trust services and our digital certificate service agreements. The performance of these Internet trust services typically involves working with sophisticated software, computing and communications systems. Our failure or inability to meet customer expectations or project milestones in a timely manner could also result in loss of or delay in revenues, loss of market share, failure to achieve market acceptance, injury to our reputation and increased costs.

Public key cryptography technology is subject to risks.

   Our Internet trust services depend on public key cryptography technology. With public key cryptography technology, a user is given a public key and a private key, both of which are required to encrypt and decode messages. The security afforded by this technology depends on the integrity of a user's private key and that it is not stolen or otherwise compromised. The integrity of private keys also depends in part on the application of certain mathematical principles known as "factoring." This integrity is predicated on the assumption that the factoring of large numbers into their prime number components is difficult. Should an easy factoring method be developed, then the security of encryption products utilizing public key cryptography technology would be reduced or eliminated. Furthermore, any significant advance in techniques for attacking cryptographic systems could also render some or all of our existing Internet trust services obsolete or unmarketable. If improved techniques for attacking cryptographic systems are ever developed, we would likely have to reissue digital certificates to some or all of our customers, which could damage our reputation and brand or otherwise harm our business. In the past there have been public announcements of the successful decoding of certain cryptographic messages and of the potential misappropriation of private keys. This type of publicity could also hurt the public perception as to the safety of the public key cryptography technology included in our digital certificates. This negative public perception could harm our business.

Our international operations are subject to risks.

   Revenues of VeriSign Japan and revenues from other international affiliates and customers accounted for approximately 24% of our revenues in the first half of 1999 and 14% of our revenues for the full year of 1998. We intend to expand our international operations and international sales and marketing activities. Expansion into these markets has required and will continue to require significant management attention and resources. We may also need to tailor our Internet trust services for a particular market and to enter into international distribution and operating relationships. We have limited experience in localizing our Internet trust services and in developing international distribution or operating relationships. We may not succeed in expanding our Internet trust service offerings into international markets.

   Any of these factors could harm our business. In addition, there are certain risks inherent in doing business on an international basis, including, among others:

  . regulatory requirements;

  . legal uncertainty regarding liability;

  . export and import restrictions on cryptographic technology and products incorporating that technology;

  . tariffs and other trade barriers;

  . difficulties in staffing and managing foreign operations;

  . longer sales and payment cycles;

  . problems in collecting accounts receivable;

  . difficulties of authenticating customer information;

  . political instability;

  . seasonal reductions in business activity; and

  . potentially adverse tax consequences.

   We have licensed to certain international affiliates the VeriSign Processing Center platform, which is designed to replicate our own secure data centers and allows the affiliate to offer back-end processing of Internet trust services. The VeriSign Processing Center platform provides these affiliates with the knowledge and technology to offer Internet trust services similar to those offered by VeriSign. It is critical to our business strategy that the facilities and infrastructure used in issuing and marketing digital certificates remain secure and be perceived by the marketplace to be secure. Although we provide our affiliates with training in security and trust practices, network management and customer service and support, these practices are performed by our affiliates and are outside of our control. Any failure of an affiliate to maintain the privacy of confidential customer information could result in negative publicity and therefore damage the market's perception of the security of our services as well as the security of electronic commerce and communication over IP networks generally. For further information, please see "--System interruptions and security breaches could harm our business."

   All of our international revenues from sources other than VeriSign Japan are denominated in U.S. dollars. If additional portions of our international revenues were to be denominated in foreign currencies, we could become subject to increased risks relating to foreign currency exchange rate fluctuations.

We could be affected by government regulation.

   Exports of software products utilizing encryption technology are generally restricted by the U.S. and various non-U.S. governments. Although we have obtained approval to export our Global Server digital certificate service and none of our other Internet trust services are currently subject to export controls under U.S. law, the list of products and countries for which export approval is required could be revised in the future to include more digital certificate products and related services. If we do not obtain required approvals we may not be able to sell certain Internet trust services in international markets. There are currently no federal laws or regulations that specifically control certificate authorities, but a limited number of states have enacted legislation or regulations with respect to certificate authorities. If the market for digital certificates grows, the U.S. federal or state or non-U.S. governments may choose to enact further regulations governing certificate authorities or other providers of digital certificate products and related services. These regulations or the costs of complying with these regulations could harm our business.

Acquisitions could harm our business.

   We may acquire additional businesses, technologies, product lines or service offerings in the future. Acquisitions involve a number of risks including, among others:

  . the difficulty of assimilating the operations and personnel of the acquired businesses;

  . the potential disruption of our business;

  . our inability to integrate, train, retain and motivate key personnel of the acquired businesses;

  . the diversion of our management from our day-to-day operations;

  . our inability to incorporate acquired technologies successfully into our Internet trust services;

  . the additional expenses associated with completing acquisitions and amortizing any acquired intangible assets;

  . the potential impairment of relationships with our employees, customers and strategic partners; and

  . the inability to maintain uniform standards, controls, procedures and policies.

   If we are unable to successfully address any of these risks, our business could be harmed.

We face risks related to intellectual property rights.

   Our success depends on our internally developed technologies and other intellectual property. Despite our precautions, it may be possible for a third party to copy or otherwise obtain and use our intellectual property or trade secrets without authorization. In addition, it is possible that others may independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, our business could suffer.

   In the future we may have to resort to litigation to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. This type of litigation, regardless of its outcome, could result in substantial costs and diversion of management and technical resources.

   We also license third-party technology, such as public key cryptography technology licensed from RSA and other technology that is used in our products, to perform key functions. These third-party technology licenses may not continue to be available to us on commercially reasonable terms or at all. Our business could suffer if we lost the rights to use these technologies. A third party could claim that the licensed software infringes any patent or other proprietary right. Litigation between the licensor and a third party or between us and a third party could lead to royalty obligations for which we are not indemnified or for which indemnification is insufficient, or we may not be able to obtain any additional license on commercially reasonable terms or at all.

   The loss of, or our inability to obtain or maintain, any of these technology licenses could delay the introduction of our Internet trust services until equivalent technology, if available, is identified, licensed and integrated. This could harm our business.

   From time to time, we have received, and may receive in the future, notice of claims of infringement of other parties' proprietary rights. Infringement or other claims could be made against us in the future. Any claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel, cause product shipment delays or require us to develop non-infringing technology or enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on acceptable terms or at all. If a successful claim of product infringement were made against us and we could not develop non-infringing technology or license the infringed or similar technology on a timely and cost effective basis, our business could be harmed.

Year 2000 issues could affect our business.

   We are in the process of assessing and remediating any year 2000 issues with the computer communications, software and security systems that we use to deliver and manage our Internet trust services and to manage our internal operations. Despite our testing and remediating, our systems may contain errors or faults with respect to the year 2000. For a more detailed discussion of Year 2000 issues, please see "Item 2: Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance" in our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, filed with the Securities and Exchange Commission on August 10, 1999. If our systems do not operate properly with regard to the year 2000 and thereafter we could incur unanticipated expenses to remedy any problems, which could harm our business.

   Customer's purchasing plans could be affected by year 2000 issues as they may need to expend significant resources to correct their existing systems. This situation may result in reduced funds available to implement the infrastructure needed to conduct trusted and secure electronic commerce and communications over IP networks or to purchase our Internet trust services. These factors could harm our business.

We have implemented anti-takeover provisions.

   Provisions of our Amended and Restated Certificate of Incorporation and Bylaws, as well as provisions of Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

Future sales of shares could affect our stock price.

   If our stockholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could fall. We have outstanding approximately 51,210,758 shares of common stock (assuming no exercise of outstanding options after September 30, 1999), substantially all of which are currently eligible for sale in the public market.

   These share numbers exclude 9,304,225 shares subject to outstanding stock options and 2,620,693 shares reserved for future issuance under our stock plans as of September 30, 1999.

Our stock price may be volatile.

   The market price of our common stock has fluctuated in the past and is likely to fluctuate in the future. In addition, the market prices of securities of other technology companies, particularly Internet-related companies, have been highly volatile. Factors that may have a significant effect on the market price of our common stock include:

  .fluctuations in our operating results;

  . announcements of technological innovations or new Internet trust services by us or new products or services by our competitors;

  .analysts' reports and projections;

  .regulatory actions; and

  .general market, economic or political conditions in the U.S. or abroad.

   Investors may not be able to resell their shares of our common stock at or above the offering price.

                                USE OF PROCEEDS

   VeriSign will not receive any of the proceeds from the sale of shares by the selling stockholders.

                              SELLING STOCKHOLDERS

   The following table sets forth certain information known to VeriSign with respect to the beneficial ownership of the Company's common stock as of September 30, 1999 by the selling stockholders. Except as set forth below, none of the selling stockholders has had any position, office or other material relationship with VeriSign within the past three years. The percentage ownership is based on 51,210,758 shares of common stock outstanding as of September 30, 1999. Shares of common stock subject to options are counted as outstanding for the purpose of computing the percentage ownership of the person holding the options but not for computing the percentage ownership of any other person. The table assumes that the selling stockholders sell all of the shares offered by them in this offering. However, VeriSign is unable to determine the exact number of shares that will actually be sold or when or if these sales will occur. VeriSign will not receive the proceeds of any shares sold under this prospectus.

   The selling stockholders have advised VeriSign that they are the beneficial owner of the shares being offered.

                           Shares Beneficially                 Shares Beneficially
                          Owned Before Offering                Owned After Offering
                          ------------------------Shares Being ----------------------
          Name              Number      Percent     Offered     Number      Percent
          ----            ------------ ----------------------- ----------- ----------
Deer III & Co. LLC(1)...        77,580          *    27,000         50,580          *
VISA International
 Service
 Association(2).........        42,000          *    19,750         22,250          *
TZM Investment Fund(3)..        28,876          *    27,000          1,876          *
KPC&B VII
 Associates(4)..........       106,513          *    37,000         69,513          *
Kairdos L.L.C.
Tolmi L.L.C.(5).........       113,500          *    57,000         56,500          *

--------
 * Less than 1%.

(1) Represents 44,954 shares held by David J. Cowan, 27,000 shares subject to options held by Deer III & Co. LLC, of which 20,158 shares are exercisable within 60 days of September 30, 1999 and 5,626 shares subject to options held by David J. Cowan that are exercisable within 60 days of September 30, 1999. Mr. Cowan, a director of VeriSign, is a manager of Deer III & Co. LLC. Mr. Cowan disclaims beneficial ownership of shares held by Deer III & Co. LLC, except for his proportional interest therein. The 27,000 shares being offered are shares issued or issuable upon exercise of stock options that have been assigned to Deer III & Co. LLC by Mr. Cowan. The address for Deer III & Co. LLC is 535 Middlefield Road, Suite 245, Menlo Park, California 94025-3468.

(2) Represents 22,250 shares held by VISA International Service Association and 19,750 shares subject to options held by VISA International Service Association, of which 2,626 shares are exercisable within 60 days of September 30, 1999. The 19,750 shares being offered are shares issued or issuable upon exercise of stock options that have been assigned to VISA International Service Association by William Chenevich, a director of VeriSign. The address of VISA International Service Association is 900 Metro Center Boulevard, Foster City, CA 94404-2775.

(3) Represents 27,000 shares subject to options held by TZM Investment Fund, of which 3,376 are exercisable within 60 days of September 30, 1999, and 1,876 shares subject to options held by Timothy Tomlinson that are exercisable within 60 days of September 30, 1999. Mr. Tomlinson, the Secretary and a director of VeriSign, is a general partner of TZM Investment Fund and a trustee of each trust. The 27,000 shares being offered are shares issued or issuable upon exercise of stock options that have been assigned to TZM Investment Fund by Mr. Tomlinson. The address of TZM Investment Fund is 200 Page Mill Road, Second Floor, Palo Alto, CA 94306-2022.

(4) Represents 53,263 shares held by Kevin R. Compton, 16,250 shares subject to options held by Kevin R. Compton that are exercisable within 60 days of September 30, 1999, and 37,000 shares subject to options held by Kleiner Perkins Caufield & Byers VII L.P., or KPC&B VII, of which 9,564 shares are exercisable within 60 days of September 30, 1999. The 37,000 shares being offered are shares issued or issuable upon exercise of stock options that have been assigned to KPC&B VII by Mr. Compton. Mr. Compton, a director of VeriSign, is a general partner of the general partner of KPC&B VII. Mr. Compton disclaims beneficial ownership of shares held by KPC&B VII, except for his proportional interest therein. The address for KPC&B VII is Kleiner Perkins Caufield & Byers, 2750 Sand Hill Road, Menlo Park, CA 94025.

(5) Represents 30,000 shares held by D. James Bidzos, 6,500 shares held by Kairdos L.L.C., 20,000 shares subject to options held by D. James Bidzos that are exercisable within 60 days of September 30, 1999, 20,000 shares subject to options held by Kairdos L.L.C., of which 8,750 shares are exercisable within 60 days of September 30, 1999 and 37,000 shares subject to options held by Tolmi L.L.C., of which 9,564 shares are exercisable within 60 days of September 30, 1999. This number does not include 4,193,052 shares held by Security Dynamics Technologies, Inc. or by its wholly- owned subsidiaries. Mr. Bidzos is an Executive Vice President and a director of Security Dynamics Technologies, Inc., and disclaims beneficial ownership of these shares. The 20,000 shares being offered by Kairdos L.L.C. and the 37,000 shares offered by Tolmi L.L.C. are shares issued or issuable upon exercise of stock options that have been assigned to these entities by Mr. Bidzos. Mr. Bidzos, the Chairman of the Board of VeriSign, is the General manager and a member of Kairdos L.L.C and Tolmi L.L.C. Mr. Bidzos disclaims beneficial ownership of the shares held by Kairdos L.L.C. and Tolmi L.L.C., except for his proportional interest therein. The address for Mr. Bidzos is 20 Crosby Drive, Bedford, Massachusetts 01730. The address for Kairdos L.L.C is 202 S. Minnesota Street, Carson City, NV 89703. The address for Tolmi L.L.C is 361 Ridgewood Avenue, Mill Valley, CA 94941.

                              PLAN OF DISTRIBUTION

   The selling stockholders have been assigned options to purchase shares of our common stock by members of our board of directors. To VeriSign's knowledge, no selling stockholder has entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the shares offered hereby, nor does VeriSign know the identity of the brokers or market makers that will participate in the offering.

   The shares of common stock may be offered and sold from time to time by the selling stockholders or by their pledgees, donees, transferees and other successors in interest. Each of the selling stockholders will act independently of VeriSign in making decisions with respect to the timing, manner and size of each sale. Sales may be made over the Nasdaq National Market or otherwise, at then prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The shares may be sold by one or more of the following:

  . a block trade in which the broker-dealer engaged by a selling stockholder will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  . purchases by the broker-dealer as principal and resale by the broker or dealer for its account pursuant to this Prospectus; and

  . ordinary brokerage transactions and transactions in which the broker solicits purchasers.

   VeriSign has been advised by each of the selling stockholders that none of them has, as of the date hereof, entered into any arrangement with a broker-dealer for the sale of shares through a block trade, special offering, or secondary distribution of a purchase by a broker-dealer. In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or discounts from the selling stockholders in amounts to be negotiated immediately prior to the sale.

   In connection with distributions of the shares or otherwise, selling stockholders may also enter into hedging transactions. For example, the selling stockholders may:

  . enter into transactions involving short sales of the shares of common stock by broker-dealers;

  . sell shares of common stock short and redeliver these shares to close out the short position;

  . enter into option or other types of transactions that require the selling stockholders to deliver shares of common stock to a broker-dealer, who will then resell or transfer the shares of common stock under this prospectus; or

  . loan or pledge shares of common stock to a broker dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

   Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from selling stockholders in amounts to be negotiated in connection with the sale. Broker-dealers and any other participating broker-dealers may be deemed to be underwriters within the meaning of the Securities Act in connection with the sales, and any commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act. In addition, any securities covered by this Prospectus which qualify for sale under Rule 144 of the Securities Act may be sold under Rule 144 rather than under this Prospectus.

   VeriSign has advised the selling stockholders that the anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholder and its affiliates. The selling stockholders have advised VeriSign that during the time that they may be engaged in the attempt to sell shares registered, they will:

  . not engage in any stabilization activity in connection with any of VeriSign's securities;

  . not bid for or purchase any of VeriSign's securities or any rights to acquire VeriSign's securities, or attempt to induce any person to purchase any of VeriSign's securities or rights to acquire VeriSign's securities other than as permitted under the Exchange Act;

  . not effect any sale or distribution of the shares until after the prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms thereof; and

  . effect all sales of shares in broker's transactions through broker-dealers acting as agents, in transactions directly with market makers or in privately negotiated transactions where no broker or other third party (other than the purchaser) is involved.

   Under certain circumstances, VeriSign has the ability to suspend the use of this prospectus if, in the good faith judgment of the board of directors of VeriSign, it would be seriously detrimental to VeriSign and its stockholders for resales of shares to be made due to:

  . the existence of a material development or potential material development with respect to or involving VeriSign which VeriSign would be obligated to disclose in the prospectus, which disclosure would in the good faith judgment of the board of directors of VeriSign be premature or otherwise inadvisable at that time and would have a material adverse affect upon VeriSign and its stockholders, or

  . the occurrence of any event that makes any statement made in the prospectus or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or which requires the making of any changes in the prospectus so that it will not contain any untrue statement of a material fact required to be stated therein or necessary to make the statements therein not misleading or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

   This offering will terminate on the date on which all shares offered have been sold by the selling stockholders.

   VeriSign will pay the expenses of registering the shares under the Securities Act, including registration and filing fees, printing expenses, administrative expenses and certain legal and accounting fees. The selling stockholders will bear all discounts, commissions or other amounts payable to underwriters, dealers or agents as well as fees and disbursements for legal counsel retained by any selling stockholder.

   Upon the occurrence of any of the following events, this prospectus will be amended to include additional disclosure before offers and sales of the securities in question are made:

  . to the extent the securities are sold at a fixed price or at a price other than the prevailing market price, the price would be set forth in the prospectus,

  . if the securities are sold in block transactions and the purchaser acting in the capacity of an underwriter wishes to resell, the arrangements would be described in the prospectus,

  . if the selling stockholder sells to a broker-dealer acting in the capacity as an underwriter, the broker-dealer will be identified in the prospectus and

  . if the compensation paid to broker-dealers is other than usual and customary discounts, concessions or commissions, disclosure of the terms of the transaction would be included in the prospectus.

                                 LEGAL MATTERS

   The validity of the shares of common stock offered hereby will be passed upon for VeriSign by Fenwick & West LLP, Palo Alto, California.

                                    EXPERTS

   The consolidated balance sheets of VeriSign, Inc., and subsidiaries as of December 31, 1998 and 1997 and the consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

             DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS

   THIS PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED IN THIS PROSPECTUS OR DELIVERED WITH THIS PROSPECTUS.

   All documents filed by VeriSign pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act, after the date of this prospectus are incorporated by reference into and to be a part of this prospectus from the date of filing of those documents.

   YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

   The following documents which were filed by VeriSign with the Securities and Exchange Commission, are incorporated by reference into this prospectus.

  . VeriSign's Quarterly Reports on Form 10-Q for the quarters ended March
    31, 1999 and June 30, 1999 (SEC file number 000-23593) and filing dates May 13, 1999 and August 10, 1999

  . VeriSign's Annual Report on Form 10-K for the year ended December 31,
    1998 (SEC file number 000-23593 and filing date February 22, 1999)

  . VeriSign's Registration Statement on Form 8-A (SEC file number 000-23593 and filing date January 5, 1998, which describes VeriSign's common stock)

   Any statement contained in a document incorporated or deemed to be incorporated herein by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated in this prospectus by reference modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

                      WHERE YOU CAN FIND MORE INFORMATION

   The documents incorporated by reference into this prospectus are available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference in this prospectus, not including exhibits to the information unless those exhibits are specifically incorporated by reference into this prospectus, to any person, without charge, upon written or oral request.

   Requests for documents should be directed to VeriSign, Inc., Attention:
Investor Relations, 1350 Charleston Road, Mountain View, California, 94043-1331, telephone number (650) 429-3550.

   We file reports, proxy statements and other information with the Securities and Exchange Commission. Copies of our reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC:

Judiciary Plaza           Citicorp Center              Seven World Trade Center
Room 1024                 5000 West Madison Street     13th Floor
450 Fifth Street, N.W.    Suite 1400                   New York, New York 10048
Washington, D.C. 20549    Chicago, Illinois 60661

   Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. The SEC maintains a Website that contains reports, proxy statements and other information regarding each of us. The address of the SEC Website is http://www.sec.gov.

   VeriSign has filed a registration statement under the Securities Act with the Securities and Exchange Commission with respect to the shares to be sold by the selling stockholder. This prospectus has been filed as part of the registration statement. This prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement is available for inspection and copying as set forth above.

   THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES OFFERED BY THIS PROSPECTUS OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM OR FROM WHOM IT IS UNLAWFUL TO MAKE AN OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN THAT JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES PURSUANT TO THIS PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH OR INCORPORATED HEREIN BY REFERENCE OR IN OUR AFFAIRS SINCE THE DATE OF THIS PROSPECTUS.